UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                              (Amendment No. "3")

Taubman  Centers  Inc.
(NAME  OF  ISSUER)
Common
(TITLE  CLASS  OF  SECURITIES)
876664103
(CUSIP  NUMBER)
12/31/02
(DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)   RULE  13D-1(B)
               (  )  RULE  13D-1(C)
               (  )  RULE  13D-1(D)

*THE  REMAINDER  OF  THIS  COVER  PAGE  SHALL  BE  FILLED  OUT  FOR  A
REPORTING  PERSON'S  INITIAL  FILING  ON  THIS  FORM  WITH  RESPECT  TO  THE
SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN  A  PRIOR  COVER  PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE
SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.  876664103                 13G                        PAGE  2  OF  10


1.   NAME  OF  REPORTING  PERSON/EIN
     State Street Bank and Trust Company, as trustee for General Motors Hourly-Rate Employes Pension Trust

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

     NOT  APPLICABLE                                   A  __
                                                       B  __
3.   SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    New  York,  New  York


5.  SOLE  VOTING  POWER
    0
6.  SHARED  VOTING  POWER
             581,802.00
7.  SOLE  DISPOSITIVE  POWER
    0
8.  SHARED  DISPOSITIVE  POWER
             581,802.00
9.  TOTAL  BENEFICIALLY  OWNED
             581,802.00

10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (9) EXCLUDES CERTAIN SHARES*

     NOT  APPLICABLE

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
     1.13%

12.  TYPE  OF  REPORTING  PERSON*
     EP

CUSIP  NO.  876664103                13G                         PAGE  3  OF  10


1.   NAME  OF  REPORTING  PERSON/EIN
     State Street Bank and Trust Company, as trustee for General Motors Salaried Employes Pension Trust

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

     NOT  APPLICABLE                                   A  __
                                                       B  __
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New  York,  New  York

5.   SOLE  VOTING  POWER
     0
6.   SHARED  VOTING  POWER
             563,003.00
7.   SOLE  DISPOSITIVE  POWER
    0
8.   SHARED  DISPOSITIVE  POWER
             563,003.00
9.   TOTAL  BENEFICIALLY  OWNED
             563,003.00
10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT  APPLICABLE

11.  PERCENT  OF  CLASS  REPRESENTED BY AMOUNT IN ROW 9
     1.08%

12.  TYPE  OF  REPORTING  PERSON*
     EP


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CUSIP  NO.  876664103                 13G                        PAGE  4  OF  10


1.   NAME  OF  REPORTING  PERSON/EIN
     General  Motors  Investment  Management  Corporation

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

     NOT  APPLICABLE                                   A  __
                                                       B  __
3.   SEC  USE  ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware


5.   SOLE  VOTING  POWER
     0
6.   SHARED  VOTING  POWER
     1,326,605.00
7.   SOLE  DISPOSITIVE  POWER
     0
8.   SHARED  DISPOSITIVE  POWER
     1,326,605.00
9.   TOTAL  BENEFICIALLY  OWNED
     1,326,605.00

10.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW (9) EXCLUDES  CERTAIN
     SHARES*

     NOT  APPLICABLE

11.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     2.58%

12.  TYPE  OF  REPORTING  PERSON*
     IA,  CO

SCHEDULE  13G                                                    PAGE  5  OF  10
ITEM  1.

     (A)  NAME  OF  ISSUER
          Taubman  Centers  Inc.  ("TCO")


     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          200  East  Long  Lake  Road
          Suite  300  P.O.  Box  200
          Bloomfield  Hills,  MI  48303

ITEM  2.

     (A)  NAME  OF  PERSON  FILING
          (i) State Street Bank and Trust Company, as trustee for General Motors Hourly-Rate Employes Pension Trust ("Hourly Trust")
          (ii) State Street Bank and Trust Company, as trustee for General Motors Salaried Employes Pension Trust ("Salaried Trust")
          (iii)General Motors Investment Management Corporation
               ("GMIMCo")

     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE
          (i)  Hourly Trust
               c/o State Street Bank and Trust Company
               225 Franklin Street
               Boston, MA 02110
          (ii) Salaried Trust
               c/o State Street Bank and Trust Company
               225 Franklin Street
               Boston, MA 02110
          (iii)GMIMCo
               767 Fifth Avenue
               New York, NY 10153

     (C)  CITIZENSHIP
          (i)  Hourly Trust
                       New York
          (ii) Salaried Trust
                       New York
          (iii)GMIMCo
                       Delaware

     (D)  TITLE  CLASS  OF  SECURITIES
          Common
     (E)  CUSIP  NUMBER
          876664103

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
            13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

(SELECT  EITHER  E  OR  F)
     (E)   [X]     Investment  Adviser  registered  under  section  203  of  the
                   Investment Advisors Act of 1940 (in the case of GMIMCo)
     (F)   [X]     Employee  Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                   1974 or Endowment Fund (in the case of the Hourly Trust and Salaried Trust)


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                                                                 PAGE  6  OF  10
ITEM  4.  OWNERSHIP

The Hourly Trust and Salaried Trust (collectively, the "Trusts") are trusts formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trusts and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. One investment manager acting with respect to the Plans is Aldrich Eastman & Waltch (the "Manager"). GMIMCo and the Manager have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans and GMIMCo's authority to terminate the Manager, the following information is being provided as of December 31, 2002 with respect to such securities of the Issuer under management  by  the  Manager  for  the  benefit  of  the  Plans  (1)

     (A)      AMOUNT  BENEFICIALLY  OWNED

              (i)  Hourly  Trust           -     581,802.00
              (ii)  Salaried  Trust        -     563,003.00
              (iii)     GMIMCo             -     1,326,605.00

      (B)     PERCENT  OF  CLASS

              (i)  Hourly  Trust           -     1.13%
              (ii)Salaried  Trust          -     1.08%
              (iii)     GMIMCo             -     2.58%

      (C)     NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:
              (i)  SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
                         0
              (ii)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
                         Same  as  set  forth  under  Item  4  (a)  above
              (iii)     SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                         0
              (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE  DISPOSITION  OF
                         Same  as  set  forth  under  Item  4  (a)  above

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM  5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
           (x)
-  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -
(footnotes)
(1)Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT  APPLICAPLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          NOT  APPLICABLE

ITEM 10.  CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

[SIGNATURE]

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 2003

                         STATE STREET BANK AND TRUST COMPANY,
                         As trustee for GENERAL MOTORS HOURLY-RATE EMPLOYES PENSION TRUST (as directed by General Motors Investment Management Corporation)


                         By: ______________________________________
                               Name:
                               Title:



                         STATE STREET BANK AND TRUST COMPANY,
                         As trustee for GENERAL MOTORS SALARIED EMPLOYES
                         PENSION TRUST (as directed by General Motors Investment Management Corporation)


                         By: ______________________________________
                               Name:
                               Title:

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 2003

                         GENERAL MOTORS INVESTMENT MANAGEMENT
                         CORPORATION


                         By: ______________________________________
                               Name:
                               Title:

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, of Taubman Centers Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February ___, 2003


                         STATE STREET BANK AND TRUST COMPANY,
                         As trustee for GENERAL MOTORS HOURLY-RATE EMPLOYES PENSION TRUST (as directed by General Motors Investment Management Corporation)

                         By:____________________________________
                              Name:
                              Title:



                         STATE STREET BANK AND TRUST COMPANY,
                         As trustee for GENERAL MOTORS SALARIED EMPLOYES
                         PENSION TRUST (as directed by General Motors Investment Management Corporation)

                         By:____________________________________
                              Name:
                              Title:




                         GENERAL MOTORS INVESTMENT MANAGEMENT
                         CORPORATION


                         By:____________________________________
                              Name:
                              Title: